

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



20100001

March 23, 2010

Suzanne S. Bettman
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, IL 60606

Re: R.R. Donnelley & Sons Company
Incoming letter dated January 19, 2010

Dear Ms. Bettman:

This is in response to your letter dated January 19, 2010 concerning the shareholder proposal submitted to R.R. Donnelley by William Steiner. We also have received a letter on the proponent's behalf dated January 19, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 23, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.R. Donnelley & Sons Company
Incoming letter dated January 19, 2010

The proposal asks the board to take the steps necessary unilaterally to amend the bylaws and each appropriate governing document to give holders of 10% of R.R. Donnelley's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. The proposal "includes that...shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law."

There appears to be some basis for your view that R.R. Donnelley may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that it is not clear what "rights" the proposal intends to regulate. Accordingly, we will not recommend enforcement action to the Commission if R.R. Donnelley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
R. R. Donnelley & Sons Company (RRD)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 19, 2010 no action request.

In A the company tries to make a distinction that would depend on a claim that the company has not established. The company would first need to establish that the President, the Chairman, the Secretary or other officer could call a special meeting when the Board of Directors ordered that no such meeting be called. The company has not established this as a reality and thus it has no viable argument.

In B the company introduces some hypotheticals but does not square its hypotheticals with the highlighted part of this text in the proposal: "... that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings *to the fullest extent permitted by law.*"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Suzanne Bettman <sue.bettman@rrd.com>

[RRD: Rule 14a-8 Proposal, December 20, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 60%-support in 2009. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for executive pay. The executive incentive given to CEO Thomas Quinlan, both $2.3 million in stock options and $2.1 million in restricted stock, vests *only* according to continued employment. The CEO incentive was not subject to predetermined performance measures, the absence of which weakened the link between performance and pay.

John Pope was rated a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm because he was on the bankruptcy -tainted Federal-Mogul board. Plus Mr. Pope also served on five boards – overextension concern and was still assigned as the Chairman of our key Audit Committee.

Five of our 10 directors were long-tenured (12 to 19 years) – independence concern. Our longest tenure director, Oliver Sockwell served on two boards rated "D" by The Corporate Library: Liz Claiborne (LIZ) and Wilmington Trust (WL). Another long-tenured director, Thomas Johnson also served on two "D" rated boards: Alleghany Corporation (Y) and Phoenix Companies (PNX).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

RR DONNELLEY

111 South Wacker Drive
Chicago, IL 60606
www.rrdonnelley.com

1934 Act/Rule 14a-8

January 19, 2010

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: R.R. Donnelley & Sons Company – Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

This letter is submitted by R.R. Donnelley & Sons Company, a Delaware corporation ("R.R. Donnelley" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of R.R. Donnelley's intention to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting" and such materials, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") submitted by William Steiner (the "Proponent"), who has appointed John Chevedden to act on his behalf. The Proposal was received by R.R. Donnelley on December 20, 2009. R.R. Donnelley requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if R.R. Donnelley excludes the Proposal from its 2010 Proxy Materials for the reasons outlined below.

R.R. Donnelley intends to file its definitive proxy materials for its 2010 Annual Meeting on or about April 16, 2010. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email. A copy of this letter and its exhibits will also be sent to the Proponent.

The Proposal

The Proposal includes the following language:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law."

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A.

Analysis

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials…." The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The language of the Proposal may be divided into three parts:

Part I — a request that the Company's board of directors "unilaterally…amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock…the power to call a special shareholder meeting," with smaller owners being able to aggregate their holdings to reach the 10% threshold;

Part II — a statement that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board"; and

Part III — a statement that "shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law."

While Parts I and II contain portions of text that the Staff has previously concluded do not warrant exclusion under Rule 14a-8(i)(3), Part III appears to be new.

The Company respectfully submits that Part III of the Proposal is vague and indefinite, and that it renders the entire Proposal excludable pursuant to Rule 14a-8(i)(3).

The requirement in Part III that "shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings..." is vague and indefinite because its meaning is entirely unclear and is subject to multiple reasonable interpretations. Some of the questions raised by the language are the following:

A. What is meant by the reference to "management"?

Part III refers to "*management*-called special meetings" and refers to the rights that "*management* has at shareholder-called special meetings" (emphasis supplied). It is not at clear, however, what is meant by the term "management" in this context. Considered alone, it might seem reasonable to conclude that "management" here refers to the Company's officers and directors together, and that management-called special meetings are simply all special meetings that are not called by stockholders. This interpretation is called into question, however, by a simple comparison of the language of Part III to the language of Part II. In Part II, the Proposal makes a distinction between "management and/or the board." Is this distinction made in Part II intended to be carried forward to Part III, so that the requirements imposed by Part III would apply only to meetings called by the officers of the company and not to those called by its directors? Or is the use of the term "management" in Part III intended simply as shorthand for all special meetings not called by shareholders?

This ambiguity is significant in this context in because of the wording of the Company's current bylaws, relevant portions of which are attached as Exhibit B. Under the bylaws, special meetings of the stockholders "may be called by the Chief Executive Officer, the President, or the Chairman and shall be called by the Secretary pursuant to a resolution duly adopted by the affirmative vote of a majority of the Whole Board of Directors."[1] If the term "management" in Part III is intended to refer to both the officers of the Company and its directors, then the rule imposed by Part III would presumably apply to all special meetings not called by stockholders. If the term "management" is interpreted to apply only to the officers of the corporation, then the rule imposed by Part III would presumably apply when the CEO calls the meeting, but not when the Chairman[2] calls the meeting. On this interpretation, it would not be clear whether the limitations would apply when the Secretary, an officer, calls the meeting upon a resolution adopted by a majority of the Whole Board of Directors.

---

[1] Section 2.2.

[2] Under current Company bylaws, the Chairman of the Board is required to be an outside director. Section 2.13.

B. What are the "rights" that are the purported subject of Part III?

Even if shareholders could figure out which special meetings were intended to be covered by Part III, they would still be uncertain as to what limitations Part III would impose on those meetings. As drafted, Part III would require that "shareholders...have no less rights at management-called special meetings than management has at shareholder-called special meetings, to the fullest extent permitted by law." It therefore appears to be an attempt to impose rules regarding the respective "rights" of shareholders and management at special meetings. It is not at all clear, however, what "rights" this is intended to regulate.

1. One category of rights at special meetings, of course, is the right to vote shares. If this is what is intended to be covered, then Part III would seem to have little or no relevance, as shareholders, be they members of management or not, would always have the right to vote their shares at any category of special meeting.

2. A second category of rights at special meetings would be the right to determine certain procedural matters relating to the meeting. Under the Company's current bylaws, for example, the power to preside over all special meetings is bestowed upon the Chairman of the Board.[3] Moreover, the Board has the right to determine the date, time, and place of special meetings.[4] Is the intent of Part III to invest in shareholders an equal authority over these matters at management-called special meetings ("shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings")? If this is what is intended, it is, of course, not at all clear how this would work.

3. A third category of rights might be with respect to the determination of the outcome of a special meeting. Management or its designee (such as an inspector of elections) would currently have that authority at any special meeting. Is the point of Part III that shareholders should have an equal ability as management to determine the outcome of management-called special meetings (because this would give them the equivalent right that management would have in this regard at a shareholder-called meeting)?

4. A fourth category of rights that relate to special meetings would be with respect to the call of the meetings themselves. It seems less likely that this is the category of rights that is intended to be covered by Part III, given that Part III refers to rights "at" meetings. If this is the category of rights that is intended to be covered by Part III, however, it is not clear what the

---

[3] *Id.*

[4] Section 2.3.

> Company would be required to do in order to implement the Proposal. What rights, for example, could shareholders have with respect to calling special meetings that had already been called by management ("shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings")?

Conclusion and Request for Relief

Given these ambiguities, the meaning of Part III is simply not clear. If shareholders were to vote on the Proposal, they would have no way of knowing what it is they were being asked to approve. Similarly, were the Proposal to pass, the Company would have no way of knowing what it was required to do in order to implement the Proposal. Were the Company to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by shareholders voting on the Proposal. This is a classic situation in which Rule 14a-8(i)(3) permits exclusion.

Finally, any suggestion by Proponent that any portion of the Proposal should survive a Rule 14a-8(i)(3) challenge because select portions of the Proposal have previously survived Rule 14a-8(i)(3) challenges should be rejected. The Staff has previously concurred in the exclusion of entire proposals pursuant to Rule 14a-8(i)(3) even where substantial portions of the proposal were identical to another proposal that was not excludable under Rule 14a-8(i)(3). *See Wyeth* (January 28, 2009) (concurring in exclusion of a proposal using the language "applying to shareowners only and meanwhile not apply to management and/or the board", but declining to concur with respect to a substantially similar proposal which replaced the foregoing language with "that apply to shareowners but not to management and/or the board").

Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(3), the Company requests your concurrence that the entire Proposal may be excluded from R.R. Donnelley's 2010 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 312.326.8233.

Very truly yours,

/s/ Suzanne S. Bettman
R.R. Donnelley & Sons Company
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance
Officer

Attachments
cc: William Steiner c/o John Chevedden

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Stephen Wolf
Chairman
R. R. Donnelley & Sons Company (RRD)
111 S. Wacker Drive
Chicago, IL 60606

Dear Mr. Wolf,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Suzanne Bettman <sue.bettman@rrd.com>
Corporate Secretary
T: 312-326-8233
F: 312-326-8594
Jennifer Reiners <Jennifer.Reiners@rrd.com>
General Attorney
PH: 312-326-8618
FX: 312-326-7156

[RRD: Rule 14a-8 Proposal, December 20, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 60%-support in 2009. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for executive pay. The executive incentive given to CEO Thomas Quinlan, both $2.3 million in stock options and $2.1 million in restricted stock, vests *only* according to continued employment. The CEO incentive was not subject to predetermined performance measures, the absence of which weakened the link between performance and pay.

John Pope was rated a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm because he was on the bankruptcy -tainted Federal-Mogul board. Plus Mr. Pope also served on five boards – overextension concern and was still assigned as the Chairman of our key Audit Committee.

Five of our 10 directors were long-tenured (12 to 19 years) – independence concern. Our longest tenure director, Oliver Sockwell served on two boards rated "D" by The Corporate Library: Liz Claiborne (LIZ) and Wilmington Trust (WL). Another long-tenured director, Thomas Johnson also served on two "D" rated boards: Alleghany Corporation (Y) and Phoenix Companies (PNX).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Section 2.2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the Chief Executive Officer, the President, or the Chairman and shall be called by the Secretary pursuant to a resolution duly adopted by the affirmative vote of a majority of the Whole Board of Directors. Such call shall state the purposes of the proposed meeting. Business transacted at any special meeting shall be limited to the matters identified in the corporation's notice relating to such special meeting.

Section 2.3. Place of Special Meetings. Any special meeting of the stockholders properly called in accordance with Section 2.2 of these By-laws shall be held at such date, time and place, within or without the State of Delaware, as may be fixed by resolution of the Board of Directors from time to time.

Section 2.13. Chairman of the Board of Directors. The director elected by the Board of Directors as its chairman (the "Chairman"), which position shall not be an officer of the corporation, shall preside at all meetings of stockholders.